File No. 812-14899

As filed with the Securities and Exchange Commission on June 14, 2018

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY
ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING
EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT AND
PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

HEDGE FUND GUIDED PORTFOLIO SOLUTION
GROSVENOR CAPITAL MANAGEMENT, L.P.
GRV SECURITIES, LLC
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611

Please direct all communications regarding this Application to:

Girish Kashyap
Grosvenor Capital Management, L.P.
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611

With copies to:
George Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111
Phone: 617-261-3231
Fax: 617- 261-3175

This Application (including Exhibits) contains 26 pages.

TABLE OF CONTENTS
Page
I.	THE PROPOSAL		1
II.	STATEMENT OF FACTS		4
	A.	The Applicants	4
	B.	Current Structure and Characteristics	4
	C.	Proposed Class Structure and Characteristics	4
III.	EXEMPTIONS REQUESTED		6
	A.	The Multiple Class System	6
	B.	Asset-Based Service and/or Distribution Fees	7
IV.	COMMISSION AUTHORITY		7
V.	DISCUSSION		7
	A.	Background	7
	B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act	9
	C.	Asset-Based Service and/or Distribution Fees	14
VI.	APPLICANTS’ CONDITION		15
VII.	CORPORATE ACTION		15
VIII.	CONCLUSION		15

i

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
In the Matter of: HEDGE FUND GUIDED PORTFOLIO SOLUTION GROSVENOR CAPITAL MANAGEMENT, L.P. GRV SECURITIES, LLC Investment Company Act of 1940 File No. 812-14899
AMENDMENT NO. 1 TO APPLICATION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF
1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER
GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18
(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO
SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1
THEREUNDER

I.	THE PROPOSAL
Hedge Fund Guided Portfolio Solution (the “Fund”), Grosvenor Capital Management, L.P. (the “Advisor”) and GRV Securities, LLC (the “Distributor”) (together, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (1) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, and (2) pursuant to Section 17 (d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares of beneficial interest (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Advisor or the Distributor, its successors, or any entity controlling, controlled by, or under common control with the Advisor or the Distributor, or its successors,2 acts as investment adviser or distributor, respectively, and which provides periodic liquidity with respect to its Shares either (a) through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or (b) through operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act.3  The Fund and any other investment company relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.
The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund’s investment objective is to seek absolute returns with low to moderate volatility and with

1 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Fund (or any other registered closed-end management investment company relying on the requested order).
2 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
3 The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

minimal correlation to the global equity and fixed income markets while preserving capital. The Fund intends to pursue its investment objective through a multi-manager, multi-strategy program of investment in a group of limited liability private investment vehicles  (each, an “Investment Fund”), managed by third-party investment management firms (each, an “Investment Manager”). The Fund seeks to implement its investment objective by investing in Investment Funds that will invest both long and short, in a wide range of “alternative” investment strategies.
The Shares will be offered on a continuous basis at net asset value per Share, as described in the Fund’s prospectus. The Fund initially will issue a single class of Shares (the “Initial Class”). The Shares will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).
The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Because shareholders do not have the right to require the Fund to redeem Shares, the Fund will from time to time offer to repurchase Shares pursuant to written tenders by shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders.4 Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Fund’s board of Trustees (the “Board,” and each member a “Trustee”) in its sole discretion. In determining whether the Fund should offer to Repurchase Shares, the Board will consider a variety of operational, business and economic factors. The Advisor expects to ordinarily recommend that the Board authorize the Fund to offer to Repurchase Shares from shareholders quarterly with March 31, June 30, September 30 and December 31 valuation dates.
The Fund seeks an order permitting it to offer additional classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the net asset value per Share of the classes may differ over time.
Under the proposal, each class of Shares would be offered at net asset value. A new Share class (the “New Class”) would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load and an annual asset-based service and/or distribution fee. Initial Class Shares would continue to be offered at net asset value as disclosed in the Fund’s prospectus, as supplemented or amended from time to time and may be designated Class I. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)5 as if it applied to the Fund. The structure of the

4 The Fund does not anticipate imposing an “early withdrawal charge” or “early repurchase fee” on investors who purchase and tender their Shares. To the extent the Fund determines to adopt, waive, impose scheduled variations of, or eliminate an early repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if such fee were a CDSC (as defined below) and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, an early repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.
5 As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341

proposed classes of Shares is described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”
If this Application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.
A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Angel Oak Strategic Credit Fund et al., Inv. Co. Act Rel. No. 33066 (April 5, 2018) (Notice) and Inv. Co. Act. Rel. No. 33089 (May 1, 2018) (Order); The Relative Value Fund, et al., Inv. Co. Rel. No. 32884 (Oct. 26, 2017) (Notice) and Inv. Co. Rel. No. 32904 (Nov. 21, 2017) (Order); Blackstone/GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Steadfast Alcentra Global Credit Fund, et al., Inv. Co. Act Rel No. 32860 (October 12, 2017) (Notice) and Inv. Co. Act Rel. No. 32897 (November 7, 2017) (Order); PREDEX et al., Inv. Co. Act Rel No. 32837 (Sept. 27, 2017) (Notice) and Inv. Co. Act Rel No. 32870 (Oct. 24, 2017) (Order); Sharespost 100 Fund et al., Inv. Co. Act Rel No. 32768 (July 31, 2017) (Notice) and Inv. Co. Act Rel No. 32799 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund et al., Inv. Co. Act Rel No. 32767 (July 31, 2017) (Notice) and Inv. Co. Act Rel No. 32798 (Aug. 28, 2017) (Order); Vertical Capital Income Fund et al., Inv. Co. Act Rel No. 32723 (July 3, 2017) (Notice) and Inv. Co. Act Rel No. 32766 (July 31, 2017) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel No. 32679 (June 13, 2017) (Notice) and Inv. Co. Act Rel. No. 32730 (July 11, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Act Rel No. 32678 (June 13, 2017) (Notice) and Inv. Co. Act Rel No. 32731 (July 11, 2017) (Order); Sierra Total Return Fund, et al., Inv. Co. Act Rel No. 32632 (May 10, 2017) (Notice) and Inv. Co. Act Rel No. 32670 (June 6, 2017) (Order); Winton Diversified Opportunities Fund, et al., Inv. Co. Act Rel No. 32585 (March 30, 2017) (Notice) and Inv. Co. Act Rel No. 32614 (April 26, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order); Ramius Archview Credit and Distressed Fund and Ramius Advisors, LLC, Inv. Co. Act. Rel. Nos. 32139 (June 6, 2016) (Notice) and 32168 (July 5, 2016) (Order); Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund, et al, Inv. Co. Act. Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order); Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund and Steben & Company, Inc., Inv. Co. Act. Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911(February 11, 2014) (Order); Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act. Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); and Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order).

(Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

II.	STATEMENT OF FACTS
A.	The Applicants

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company with its Shares registered under the Securities Act. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the State of Delaware on April 12, 2018.
The Advisor serves as the investment adviser of the Fund. The Advisor is an Illinois limited partnership and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
The Distributor is registered with the Commission as a broker-dealer under the 1934 Act and will act as the distributor of the Fund. The Distributor is under common control with the Advisor and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Advisor.
B.	Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act, at their net asset value per share and may be purchased on the first business day of any month, or at such other times as the Board may determine. The Shares will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.
The Fund, as a closed-end investment company, does not continuously redeem Shares as does an open-end management investment company. Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for the Shares. Thus, in order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Fund will initially offer a single class of Shares.
C.	Proposed Class Structure and Characteristics
The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Fund’s Board could adopt this or another sales charge structure.
Initial Class Shares would continue to be: (1) offered at net asset value; (2) subject to a 0.10% service and sub-accounting fee; and (3) subject to minimum initial investment requirements of $25,000, as described in the Fund’s prospectus, and minimum subsequent investment requirements of $1,000 in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time.
New Class Shares would be offered (1) at net asset value plus a sales load of up to 2.50%; (2) subject to an annual distribution and/or service fee of 0.75% pursuant to Rule 12b-1 under the 1940 Act in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time; and (3) subject to a 0.10% service and sub-accounting fee.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.
The Fund will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Servicing Plan”). At any Board meeting where additional classes of Shares may be considered, the Fund’s Board will amend the Distribution and Servicing Plan to reflect the creation of the New Class in a manner consistent with Rule 12b-1. The Distribution and Servicing Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Servicing Plan or in any agreements related to the Distribution and Servicing Plan, as provided for in Rule 12b-1. Applicants represent that any ongoing asset-based distribution and service fees paid to the Distributor (“Distribution and Servicing Fees”) will comply with the provisions of FINRA Rule 2341. Applicants represent that the Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.
All Distribution and Servicing Fees with respect to any New Class Shares would be paid pursuant to a Distribution and Servicing Plan adopted by the Fund with respect to such class. Under any future Distribution and Servicing Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. The Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.
All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Servicing Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.
In addition to distribution and/or service fees, each class of Shares of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:
(1)	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);
(2)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;
(3)	Blue Sky fees incurred by a specific class;
(4)	Commission registration fees incurred by a specific class;
(5)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;
(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;
(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;
(9)	account expenses relating solely to a specific class;
(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and
(11)
any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.
From time to time, the Board of the Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class Shares and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Servicing Plan as to such class; (2) voting rights with respect to a Distribution and Servicing Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution and Servicing Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Fund’s Repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution and Servicing Plan and/or service plan or in class expenses.
Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.
III.	EXEMPTIONS REQUESTED
A.	The Multiple Class System
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a class of “senior security”6

6 Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act, (2) violate the equal voting provisions of Section 18(i) of the 1940 Act, and (3) if more than one class of senior security were issued, violate Section 18(c) of the 1940 Act.
B.	Asset-Based Service and/or Distribution Fees
Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.
IV.	COMMISSION AUTHORITY
Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.
V.	DISCUSSION
A.	Background
In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.
Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bifurcated system of regulation, neither form has provided the best charges have different total expenses and, thus, different net incomes. As a result, each class will have a different net asset value, receive a different distribution amount or both. A class with a higher net asset value may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. See Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Investment Company Rel. No. 20915 (Feb. 23, 1995) at n. 13 and accompanying text.
7 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.8
One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).
Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.9 Rule 23c-3 was adopted in April 1993.10 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.11
Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-end Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief. See, e.g., Angel Oak Strategic Credit Fund et al., Inv. Co. Act Rel. No. 33066 (April 5, 2018) (Notice) and Inv. Co. Act. Rel. No. 33089 (May 1, 2018) (Order); The Relative Value Fund, et al., Inv. Co. Rel. No. 32884 (Oct. 26, 2017) (Notice) and Inv. Co. Rel. No. 32904 (Nov. 21, 2017) (Order); Blackstone/GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Steadfast Alcentra Global Credit Fund, et al., Inv. Co. Act Rel No. 32860 (October 12, 2017) (Notice) and Inv. Co. Act Rel. No. 32897 (November 7, 2017) (Order); PREDEX et al., Inv. Co. Act Rel No. 32837 (Sept. 27, 2017) (Notice) and Inv. Co. Act Rel No. 32870 (Oct. 24, 2017) (Order); Sharespost 100 Fund et al., Inv. Co. Act Rel No. 32768 (July 31, 2017) (Notice) and Inv. Co. Act Rel No. 32799 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund et al., Inv. Co. Act Rel No. 32767 (July 31, 2017) (Notice) and Inv. Co. Act Rel No. 32798 (Aug. 28, 2017) (Order); Vertical Capital Income Fund et al., Inv. Co. Act Rel No. 32723 (July 3, 2017) (Notice) and Inv. Co. Act Rel No. 32766 (July 31, 2017) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel No. 32679 (June 13, 2017) (Notice) and Inv. Co. Act Rel. No. 32730 (July 11, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Act Rel No. 32678 (June 13, 2017) (Notice) and Inv. Co. Act Rel No. 32731 (July 11, 2017) (Order); Sierra Total Return Fund, et al., Inv. Co. Act Rel No. 32632 (May 10, 2017) (Notice) and Inv. Co. Act Rel No. 32670 (June 6, 2017) (Order); Winton Diversified Opportunities Fund, et al., Inv. Co. Act Rel No. 32585 (March 30, 2017) (Notice) and Inv. Co. Act Rel No. 32614 (April 26, 2017) (Order);

8 Id. at 424.
9 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
10 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.
11 Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order); Ramius Archview Credit and Distressed Fund and Ramius Advisors, LLC, Inv. Co. Act. Rel. Nos. 32139 (June 6, 2016) (Notice) and 32168 (July 5, 2016) (Order); Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund, et al, Inv. Co. Act. Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order); Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund and Steben & Company, Inc., Inv. Co. Act. Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911(February 11, 2014) (Order); Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act. Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); and Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).
B.	Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act
Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.
A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (1) elect at least two directors at all times; (2) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (3) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a) of the 1940 Act.12 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”
A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:
[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .
Section 18(i) of the 1940 Act provides that:
Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.
The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.
Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

12 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

By contrast, if the Advisor and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of the Fund.
Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.
The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.13
Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.
Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions, exchanges and disclosures. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to Repurchases.
In particular, the Fund proposes to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous

13 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

similarly-situated closed-end funds.14 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.
Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent

14 See, e.g., Angel Oak Strategic Credit Fund et al., Inv. Co. Act Rel. No. 33066 (April 5, 2018) (Notice) and Inv. Co. Act. Rel. No. 33089 (May 1, 2018) (Order); The Relative Value Fund, et al., Inv. Co. Rel. No. 32884 (Oct. 26, 2017) (Notice) and Inv. Co. Rel. No. 32904 (Nov. 21, 2017) (Order); Blackstone/GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Steadfast Alcentra Global Credit Fund, et al., Inv. Co. Act Rel No. 32860 (October 12, 2017) (Notice) and Inv. Co. Act Rel. No. 32897 (November 7, 2017) (Order); PREDEX et al., Inv. Co. Act Rel No. 32837 (Sept. 27, 2017) (Notice) and Inv. Co. Act Rel No. 32870 (Oct. 24, 2017) (Order); Sharespost 100 Fund et al., Inv. Co. Act Rel No. 32768 (July 31, 2017) (Notice) and Inv. Co. Act Rel No. 32799 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund et al., Inv. Co. Act Rel No. 32767 (July 31, 2017) (Notice) and Inv. Co. Act Rel No. 32798 (Aug. 28, 2017) (Order); Vertical Capital Income Fund et al., Inv. Co. Act Rel No. 32723 (July 3, 2017) (Notice) and Inv. Co. Act Rel No. 32766 (July 31, 2017) (Order); Triloma EIG Energy Income Fund, et al., Inv. Co. Act Rel No. 32679 (June 13, 2017) (Notice) and Inv. Co. Act Rel. No. 32730 (July 11, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Act Rel No. 32678 (June 13, 2017) (Notice) and Inv. Co. Act Rel No. 32731 (July 11, 2017) (Order); Sierra Total Return Fund, et al., Inv. Co. Act Rel No. 32632 (May 10, 2017) (Notice) and Inv. Co. Act Rel No. 32670 (June 6, 2017) (Order); Winton Diversified Opportunities Fund, et al., Inv. Co. Act Rel No. 32585 (March 30, 2017) (Notice) and Inv. Co. Act Rel No. 32614 (April 26, 2017) (Order); NorthStar/Townsend Institutional Real Estate Fund Inc., et al., Inv. Co. Act. Rel. Nos. 32472 (February 7, 2017) (Notice) and 32524 (March 7, 2017) (Order); FS Global Credit Opportunities Fund, et al., Inv. Co. Act. Rel. Nos. 32221 (August 17, 2016) (Notice) and 32257 (September 12, 2016) (Order); Ramius Archview Credit and Distressed Fund and Ramius Advisors, LLC, Inv. Co. Act. Rel. Nos. 32139 (June 6, 2016) (Notice) and 32168 (July 5, 2016) (Order); Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order); Resource Real Estate Diversified Income Fund and Resource Real Estate, Inc., Inv. Co. Act. Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund, et al, Inv. Co. Act. Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order); Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act. Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund and Steben & Company, Inc., Inv. Co. Act. Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act. Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911(February 11, 2014) (Order); Total Income+ Real Estate Fund, et al., Inv. Co. Act. Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act. Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); and Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A15. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports16 and describe in its prospectus any arrangements that result in breakpoints in or eliminations of sales loads.17 The Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. The Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.18 The Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.
Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.19 Applicants will comply with all such applicable disclosure requirements.
The requested relief is substantially similar to prior exemptions granted by the Commission to Triloma EIG Energy Income Fund, NorthStar/Townsend Institutional Real Estate Fund Inc., FS Global Credit Opportunities Fund, Ramius Archview Credit and Distressed Fund, Altegris KKR Commitments Master Fund, Resource Real Estate Diversified Income Fund, College Retirement Equities Fund, Partners Group Private Equity (Master Fund), Steben Select Multi-Strategy Fund and Multi-Strategy Growth & Income Fund.20 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

15 In all respects other than class-by-class disclosure, the Fund will comply with the requirements of Form N-2.
16 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
17 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
18 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).
19 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.
20 See supra n.14.

C.	Asset-Based Service and/or Distribution Fees
Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.21
Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.
In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.
The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Servicing Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,22 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:
The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an

21 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.
22 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.23
Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.
Rule 6c-10 under the 1940 Act permits open-end investment companies to impose contingent deferred sales charges (“CDSCs”), subject to certain conditions. Although the Fund does not anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers, scheduled variations, or eliminations of the CDSCs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.
VI.	APPLICANTS’ CONDITION
The Applicants agree that any order granting the requested relief will be subject to the following condition:
Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.
VII.	CORPORATE ACTION
The Fund’s Agreement and Declaration of Trust empowers the Board of the Fund to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.
VIII.	CONCLUSION
For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the

23 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.
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Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Trustee, Chief Executive Officer and President of Hedge Fund Guided Portfolio Solution, Scott J. Lederman is authorized to sign and file this document on behalf of Hedge Fund Guided Portfolio Solution.
Hedge Fund Guided Portfolio Solution By: /s/ Scott J. Lederman Name: Scott J. Lederman Title: Trustee, Chief Executive Officer and President Date: June 14, 2018

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.
As Managing Director of Grosvenor Capital Management, L.P., Girish S. Kashyap is authorized to sign and file this document on behalf of Grosvenor Capital Management, L.P.
Grosvenor Capital Management, L.P. By: /s/ Girish S. Kashyap Name: Girish S. Kashyap Title: Managing Director Date: June 14, 2018

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.
As Manager and Chief Operating Officer of GRV Securities, LLC, Paul A. Meister is authorized to sign and file this document on behalf of GRV Securities, LLC.
GRV Securities, LLC By: /s/ Paul A. Meister Name: Paul A. Meister Title: Manager and Chief Operating Officer Date: June 14, 2018

List of Attachments and Exhibits

Exhibit A
1. Verification of Hedge Fund Guided Portfolio Solution
2. Verification of Grosvenor Capital Management, L.P.
3. Verification of GRV Securities, LLC
Exhibit B - Resolutions

Exhibit A

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Hedge Fund Guided Portfolio Solution, that he is the Trustee, Chief Executive Officer and President of such entity and that all action by officers, trustees, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
HEDGE FUND GUIDED PORTFOLIO SOLUTION By: /s/ Scott J. Lederman Name: Scott J. Lederman Title: Trustee, Chief Executive Officer and President

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of Grosvenor Capital Management, L.P., that he is Managing Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
GROSVENOR CAPITAL MANAGEMENT, L.P. By: /s/ Girish S. Kashyap Name: Girish S. Kashyap Title: Managing Director

VERIFICATION
The undersigned states that he has duly executed the foregoing Application for and on behalf of GRV Securities, LLC, that he is Manager and Chief Operating Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
GRV SECURITIES, LLC By: /s/ Paul A. Meister Name: Paul A. Meister Title: Manager and Chief Operating Officer

Exhibit B
Resolutions of the Initial Trustee Of Hedge Fund Guided Portfolio Solution
RESOLVED:        That the Fund be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares of beneficial interest, with such changes as may be approved by any officer of the Fund upon advice of counsel or as may otherwise be deemed appropriate by any officer of the Fund with the advice of counsel; and it is further

RESOLVED:        That any and all actions previously taken in connection with the preparation and filing with the U.S. Securities and Exchange Commission of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder be, and they hereby are, ratified; and it is further

RESOLVED:        That the initial Trustee and officers of the Fund be, and they hereby are, authorized to take any and all other actions as are reasonable or necessary to obtain the Order.

By:	/s/ Scott J. Lederman
Name:	Scott J. Lederman
Title:	Trustee, Chief Executive Officer and President